

Form Revision Date 07/20

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

he identification number assigned by the Bureau is:

802160668

he name of the corporation is:

STARK DRONES CORPORATION

he Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must uthorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of th hares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	30,000,000
PREFERRED	7,500,000
COMMON	1,472,728

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

COMMON SHARES COME WITH VOTER RIGHTS AND ALLOWS THE HOLDER THE OPPORTUNITY TO VOTE A SINGLE VOTE PER SHARE OWNED IN RELATION TO MAJOR DECISIONS BY MANAGEMENT AND ELECTING BOARD MEMBERS. PREFERRED STOCK DOESN'T COME WITH VOTER RIGHTS. PREFERRED STOCK SHAREHOLDERS HAVE PREFERENCE FOR FIRST RIGHTS TO BEING PAID DIVIDENDS IF THE COMPANY IS TO ISSUE DIVIDENDS. FOR ANY ASSET DISTRIBUTION AGREED BY THE BOARD TO BE PAID OUT TO SHAREHOLDERS. THE PREFERRED STOCK SHAREHOLDERS SHOULD BE PAID FIRST PRIOR TO COMMON STOCK SHAREHOLDERS. ARTICLE III(2) 1472728 COMMON SHARES HAVE BEEN RESERVED FOR A REGULATORY EQUITY CROWDFUNDING OFFERING. THEY ARE OUTSIDE THE FOUNDER POOL OF SHARES. THEY HAVE THE SAME RIGHTS AS ANY OTHER COMMON SHARES.

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 08/01/2023   by the

hareholders at a meeting in accordance with Section 611(3) of the Act.

his document must be signed by an authorized officer or agent:

igned this 15th Day of August, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

y selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify hat to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   August 15, 2023   **, is hereby endorsed.**

Filed on   August 15, 2023   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 15th day of August, 2023.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2(

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

he identification number assigned by the Bureau is:

802160668

he name of the corporation is:

STARK DRONES CORPORATION

he Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

. **State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must uthorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of th hares of each class in Article III(2).**

Class of Stock	Total authorized number of shares
COMMON	30,000,000
PREFERRED	7,500,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

COMMON SHARES COME WITH VOTER RIGHTS AND ALLOWS THE HOLDER THE OPPORTUNITY TO VOTE A SINGLE VOTE PER SHARE OWNEI IN RELATION TO MAJOR DECISIONS BY MANAGEMENT AND ELECTING BOARD MEMBERS. PREFERRED STOCK DOESN'T COME WITH VOTER RIGHTS. PREFERRED STOCK SHAREHOLDERS HAVE PREFERENCE FOR FIRST RIGHTS TO BEING PAID DIVIDENDS IF THE COMPANY IS TO ISSUE DIVIDENDS. FOR ANY ASSET DISTRIBUTION AGREED BY THE BOARD TO BE PAID OUT TO SHAREHOLDERS, THE PREFERRED STOCK SHAREHOLDERS SHOULD BE PAID FIRST PRIOR TO COMMON STOCK SHAREHOLDERS.

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 06/15/2023   by the

vritten consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

his document must be signed by an authorized officer or agent:

igned this 16th Day of June, 2023 by:

Andrew Magdy Kamal   President

y selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify nat to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

⚬ Decline   ⦿ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   June 16, 2023   **, is hereby endorsed.**

Filed on   June 20, 2023   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 20th day of June, 2023.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/20

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

he identification number assigned by the Bureau is:

> 802160668

he name of the corporation is:

> STARK DRONES CORPORATION

he Articles of Incorporation is hereby amended to read as follows:

Article I

he name of the corporation as amended, is:

   RIEMANN COMPUTING INC.

ARTICLE II

The purpose or purposes for which the corporation is formed are:

TARK DRONES CORPORATION, amended as RIEMANN COMPUTING INC. is a holdings company primarily centered around technologies that srupt infrastructure and telemetry. They are involved in computing paradigms, engineering consulting, aeronautical development, ockchain, the educational space, e-learning, and distributed systems. Our technologies target multiple industries from MedTech to tentially building self-sustaining societies and smart cities. Our motto is that human free will outweighs great deception, and technology hould be pro-humanity. RIEMANN COMPUTING INC. aims to promote ethical technology over hedonism. We are a think tank of think tanks.

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 03/29/2024   by the

hareholders at a meeting in accordance with Section 611(3) of the Act.

his document must be signed by an authorized officer or agent:

igned this 29th Day of March, 2024 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

y selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify at to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

Decline   Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

RIEMANN COMPUTING INC.

ID Number: 802160668

received by electronic transmission on   March 29, 2024   **, is hereby endorsed.**

Filed on   March 29, 2024   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 29th day of March, 2024.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau